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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 000-50845
CUSIP NUMBER 579793100

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	October 2, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Precision Castparts Corp.
Full Name of Registrant

Former Name if Applicable

4560 SW Macadam, Suite 440
Address of Principal Executive Office (Street and Number)

Portland, OR 97239
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In late September and mid-October of 2005, the Company received three related reports of concerns about the proper application of generally accepted accounting principles (“GAAP”) to several transactions at the Wyman Gordon Forgings’ Houston plant and the adequacy of internal controls and possible misconduct by certain employees at that location.  In accordance with Company policy, the matters were referred to the Audit Committee of the Board of Directors (“Audit Committee”) to commence an independent investigation.  On October 28, 2005, the Audit Committee retained independent counsel to assist with that process.   In fiscal year 2005, the Houston plant accounted for approximately $294 million in net sales, which is 10.1 percent of the Company’s consolidated revenues from continuing operations for that period.

Because the reports referenced above occurred near or after the end of Company’s fiscal quarter, the Audit Committee has not been able to conclude its review within the period for filing its Quarterly Report on Form 10-Q.  It is continuing to examine items raised by the reports and several other items that were determined in the course of the investigation to merit further review.  The Audit Committee investigation is examining the proper treatment of the following items:

•      A $1.2 million surcharge payable under a contract for purchase of metals entered into by Wyman Gordon Forgings in the Company’s fiscal quarter ended January 2, 2005 is being amortized over calendar year 2005 rather than expensed in the earlier fiscal quarter.  The Company has amortized and charged to expense $298,716 in each of the three quarters completed in calendar year 2005, totaling $896,148, which would be reversed to income if it is concluded that the full $1.2 million must be recorded in the quarter ended January 2, 2005.

•      Shipments estimated to total $563,700 appear to have been shipped prior to close of the Company’s fiscal year ended April 3, 2005, but were not recorded as sales until the first quarter of fiscal 2006.   EBIT impact of the sales is estimated at approximately $134,000.

•      An over accrual related to purchases of raw materials has not been reversed into income over time.

The investigation is also reviewing the status and handling of certain other accrued liabilities and reserves at Wyman-Gordon that may have been inappropriately accrued or that may not have been amortized or released to income in a timely manner and the basis for periodic adjustments to the reserve accounts, as well as the timing of certain other revenue and expense items.  These items are currently being analyzed.  The Company is unable to estimate at this time the amount of any excess accrued liabilities or reserves or the period in which the allegedly excess accrued liabilities or reserves should have been amortized or released to income, or the effect of the other timing issues.

The investigation related to internal controls and employee misconduct is examining whether irregularities occurred in document handling, selection, and testing of certain internal controls at the plant during the quarters ended July 3, 2005 and October 2, 2005 and during the year ended April 3, 2005.  None of these allegations involving internal controls procedures are expected at this time to have any impact on the Company’s financial statements.  The Company is currently assessing the internal controls over financial reporting at the Houston facility and its conclusion regarding their effectiveness.

During the course of the investigation the Company reviewed all open reports under the Company’s established compliance program and referred to the Audit Committee for review two recently-received reports with similar allegations that relate to J&L Fiber Services, Inc., a Company subsidiary in the Industrial Products division.  While not related to the reports from Wyman-Gordon’s Houston plant, the Company concluded that inclusion of these reports in the investigation would ensure a more comprehensive investigation and result.  On November 11, 2005, the Audit Committee expanded the scope of the investigation to review the J&L reports, which investigation is in progress.  Sales of J&L in fiscal 2005 were $62.7 million in net sales, which is 2.1 percent of the Company’s consolidated revenues from continuing operations for that period.

Independent counsel issued a preliminary verbal update to the Audit Committee on Friday, November 11, 2005 concerning the status of the matters described above.  The Audit Committee has indicated that it will recommend, and the Company has agreed to take, certain remedial measures to address the concerns identified in the investigation.

The Audit Committee was unable to complete the investigation by November 14, 2005, the due date for the Company’s Quarterly Report on Form 10-Q for the quarter ended October 2, 2005, despite diligent efforts.  The Company is delaying the filing of the Form 10-Q in order to allow for the completion of  the Audit Committee’s independent investigation and the Company’s evaluation of these issues, and for the required quarterly review procedures by the Company’s registered independent public accounting firm, PricewaterhouseCoopers LLP. The Company is not yet able to determine the outcome of the matters being investigated or to evaluate the aggregate materiality of any items that may require a change in treatment.   At this time, the Company is unable to determine whether any financial statement adjustments will be required with respect to previously issued financial statements.  In addition, upon completion of the investigation the Company will complete its required assessment of the Company’s internal controls over financial reporting and whether there has been any material weakness in the Company’s internal controls.

The Company will file its Quarterly Report on Form 10-Q as soon as practicable, but is unable to provide assurance that the filing will be accomplished by November 21, 2005, the end of the five-day extension period provided by Rule 12b-25(b)(2)(ii).

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	William D. Larsson	(503)	417-4800
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the second quarter of fiscal 2006, and subject to any adjustments that may result from the investigation referred to in Part III, the Company states as follows:

The Company expects to report sales of approximately $874.9 million for the second quarter of fiscal 2006  compared to sales of approximately $697.5 million in the same quarter last year.  The Company expects to report net income from continuing operations for the second quarter of fiscal 2006 of approximately $81.8 million, or $0.60 per share (diluted).  By comparison, net income from continuing operations for the second quarter of fiscal 2005 was $57.2 million, or $0.43 per share (diluted).  The Company expects to report net income (after discontinued operations) for the second quarter of fiscal 2006 of approximately $81.3 million, or $0.60 per share (diluted).  By comparison, the Company had a net loss (after discontinued operations) for the second quarter of fiscal 2005 of $183.0 million, or $1.38 per share (diluted).

The Company is unable at this time to make a reasonable estimate of the effects of the matters that remain under investigation on the expected results stated above.

The foregoing statements of expectation and intent are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Actual results may be materially higher or lower than the expected results based upon the uncertainties associated with the outcome of the independent investigation described in this report.

PRECISION CASTPARTS CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 15, 2005	By	/s/ William D. Larsson
William D. Larsson
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1.  This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.  One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.  A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.  Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.

5.  Electronic filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).